UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 002-023311

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On July 19, 2026, Ascentage Pharma Group International (“Ascentage Pharma” or the “Company”) issued a Voluntary Announcement and Overseas Regulatory Announcement entitled, “Proposed At-The-Market Offering Program Pursuant to a Registration Statement on Form F-3 Filed with The U.S. Securities And Exchange Commission and Application for Waivers from the Listing Rules”. A copy of the announcement is furnished as Exhibit 99.1 to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Voluntary Announcement and Overseas Regulatory Announcement dated July 19, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: July 20, 2026	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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